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                           May 27, 2020

       Frank D. Lee
       President and Chief Executive Officer
       Forma Therapeutics Holdings, Inc.
       500 Arsenal Street, Suite 100
       Watertown, Massachusetts 02472

                                                        Re: Forma Therapeutics
Holdings, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 15,
2020
                                                            CIK No. 0001538927

       Dear Mr. Lee:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 15, 2020

       Business
       Partnered Programs, page 121

   1. We note your response to our prior comment 9 and reissue the comment in part. Please revise your disclosure
regarding the Boehringer Ingelheim agreement to include aggregate payments received to
date and aggregate milestone payments receivable.
 Frank D. Lee
FirstName LastNameFrank D. Lee
Forma Therapeutics Holdings, Inc.
Comapany NameForma Therapeutics Holdings, Inc.
May 27, 2020
Page 2
May 27, 2020 Page 2
FirstName LastName
        You may contact Christie Wong at (202) 551-3684 or Angela Connell at
(202) 551-
3426 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Irene Paik at (202) 551-6553 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Gabriela Morales-Rivera